

September 28, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed September 19, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated September 11, 2012 and have the following additional comments.

Description of Business, page 22

1. We note your response to our prior comment 4. Please revise your Operating Expenses discussion on page 23 to address the ongoing expenses related to owning a condominium.

2. In this regard please update the estimated cost to develop your business over the next 12 months and average monthly expenditure in the sixth paragraph on page 3 to also include ongoing condominium expenses.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Megan J. Penick, Esq.